                                                               Exhibit (a)(1)(J)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

MENTOR GRAPHICS CORPORATION, an                 )
Oregon corporation, and FRESNO                  )
CORPORATION, a Delaware corporation,            )
                                                )
                           Plaintiffs,          )
                                                )        C.A. No. 19299
v.                                              )                --------------
                                                )
IKOS SYSTEMS, INC., a Delaware                  )
corporation, GERALD S. CASILLI,                 )
RAMON A. NUNEZ, WILLIAM                         )
STEVENS, GLENN E. PENISTEN, JAMES               )
R. OYLER, JACKSON HU, SYNOPSYS,                 )
INC., a Delaware corporation, and OAK           )
MERGER CORPORATION, a Delaware                  )
corporation,

                           Defendants.

                               VERIFIED COMPLAINT

         Plaintiffs Mentor Graphics Corporation ("Mentor") and Fresno Corporation, a wholly-owned subsidiary of Mentor ("Purchaser"), by and through their undersigned counsel, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, allege as follows:

                              NATURE OF THE ACTION

         1. On July 2, 2001, IKOS Systems, Inc. ("IKOS") and Synopsys, Inc. ("Synopsys") announced a non-premium stock-for-stock merger (the "IKOS-Synopsys Merger") pursuant to the terms of which IKOS would be merged with and into Oak Merger Corporation, a wholly owned subsidiary of Synopsys. The IKOS-Synopsys Merger, which is not scheduled to close until August 2002, approximately eight months from now, would result in the receipt by the IKOS stockholders of Synopsys stock with a highly contingent and uncertain value of $6-$20 of Synopsys common stock per IKOS share. On December 6, 2001, Mentor and Purchaser proposed to acquire IKOS in an all-cash transaction that would entail the near-term payment of $11.00 in cash per IKOS share (the "Mentor Merger Proposal").

         2. The Mentor Merger Proposal contemplates the immediate acquisition of IKOS by Mentor and Purchaser at a price of $11.00 per share of IKOS common stock payable in cash. The acquisition would be accomplished by a first-step cash tender offer for all outstanding shares of IKOS common stock, followed by a second-step merger in which the remaining stockholders of IKOS would receive the same cash price per share paid in the tender offer.

         3. By approving the merger agreement dated July 2, 2001 with Synopsys (the "Synopsys Agreement"), the members of the IKOS board of directors (the "IKOS Directors" or "Director Defendants") have breached their fiduciary obligations to act in the best interests of the IKOS stockholders by agreeing to unprecedented and grossly inappropriate defensive provisions in the Synopsys Agreement designed to preclude Mentor (or any other entity) from successfully consummating a merger with IKOS, preventing the IKOS stockholders from considering and voting on a competing, superior merger proposal, coercing IKOS stockholders into voting for the Synopsys Agreement, and tying the hands of the IKOS directors in managing IKOS until the IKOS-Synopsys Merger is consummated (which is not scheduled to occur until August 2002).

         4. Three of the Synopsys Agreement's features are particularly inappropriate and in violation of Delaware law. The IKOS Directors effectively have contracted away their duty of care by approving these features. First, while the Synopsys Agreement supposedly permits the IKOS directors to terminate the agreement and abandon the IKOS-Synopsys Merger to pursue a superior



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proposal, an unreasonable termination fee renders this right meaningless.
Indeed, the Synopsys Agreement imposes draconian financial penalties -- an astounding 10.1% of the equity value of IKOS based on the average closing price of IKOS stock for the thirty trading days ended December 6, 2001 -- if IKOS terminates the Synopsys Agreement to pursue a superior proposal.

         5. Second, the Synopsys Agreement imposes onerous restrictions on the IKOS Directors' authority to manage the business and affairs of IKOS pending the consummation of the IKOS-Synopsys Merger, which is scheduled to occur in August 2002. These operating restrictions foreclose the IKOS Directors from making any non-routine decision and IKOS from taking any non- routine action until the IKOS-Synopsys Merger is consummated. By agreeing to these operating restrictions for the extended period of time prior to the closing of the IKOS-Synopsys Merger, the IKOS Directors impermissibly have abdicated their fiduciary and statutory obligations to manage the business and affairs of IKOS. Moreover, by vesting Synopsys with significant authority to manage IKOS, the Synopsys Agreement effectively has transferred control of IKOS to Synopsys.

         6. Third, under a draconian no-shop provision which becomes operative after IKOS stockholders approve the Synopsys Agreement and long before the potential closing of the Merger in August 2002, the IKOS Directors effectively are not permitted even to learn about, let alone evaluate meaningfully, alternative proposals -- no matter how compelling or financially rewarding. Following IKOS stockholder approval of the Merger, an IKOS director cannot make an informed decision about the merits of a proposed transaction -- or, equally important, the relative merits of a strategic alternative -- because the no-shop provision in the Synopsys Agreement prohibits the IKOS Directors from communicating freely with interested parties without fear of outrageous financial penalties.


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         7. In sum, the IKOS Directors have breached their fiduciary duties and have abdicated their responsibilities. The foregoing terms of the Synopsys Agreement should be enjoined and the IKOS Directors should be required to act in accordance with Delaware law going forward.

                                   THE PARTIES

         8. Plaintiff Mentor is an Oregon corporation with its principal executive offices in Wilsonville, Oregon. Mentor manufactures, markets and supports software and hardware electronic design automation ("EDA") products and related services. EDA products enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. Mentor is the beneficial owner of 841,500 shares of IKOS common stock, or approximately 9.1% of the outstanding shares of IKOS common stock as of December 6, 2001.

         9. Plaintiff Purchaser is a Delaware corporation and a wholly-owned subsidiary of Mentor with its principal executive offices in Wilsonville, Oregon. Purchaser is the record owner of 100 shares of IKOS common stock.

         10. Defendant IKOS is a Delaware corporation with its principal executive offices in San Jose, California. IKOS is a diversified technology company engaged in high-performance design verification solutions, including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. IKOS has direct sales operations in North America, the UK, France, Germany, the Netherlands, Japan and India and a distribution network throughout Asia-Pacific and Israel.

         11. Defendant Synopsys is a Delaware corporation with its principal executive offices in Mountain View, California. Synopsys is a technology company engaged in the creation of EDA



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tools for the global electronics market. Synopsys also delivers design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on chip.

         12. Defendant Oak Merger Corporation is a newly incorporated Delaware corporation and a wholly owned subsidiary of Synopsys.

         13. Defendant Gerald S. Casilli has been the Chairman of IKOS since 1989 and served as its Chief Executive Officer from April 1989 until August 1995. He is a director of IKOS and owes fiduciary duties to IKOS and its stockholders. As of September 29, 2001, he beneficially owned approximately 391,583 shares of IKOS common stock (including approximately 45,800 shares subject to options exercisable within 60 days of September 29, 2001).

         14. Defendants Ramon A. Nunez, William Stevens, Glenn E. Penisten, James R. Oyler, and Jackson Hu are current directors of IKOS and all owe fiduciary duties to IKOS and its stockholders. As of September 29, 2001, these directors beneficially owned approximately 359,019 shares of IKOS common stock collectively (including approximately 307,556 shares subject to options exercisable within 60 days of September 29, 2001).

                               FACTUAL BACKGROUND

         A. THE PROPOSED MERGER OF IKOS AND SYNOPSYS.

         15. On July 2, 2001, IKOS and Synopsys announced a stock-for-stock merger pursuant to the terms of which IKOS stockholders are to receive shares of Synopsys common stock, with the final per-share purchase price between $6 and $20 to be determined by IKOS' revenue, change in backlog, and profit before tax during a 12-month measurement period ending June 30, 2002.

         16. After the close of the measurement period, IKOS' auditors, subject to review by Synopsys and its auditors, will calculate revenue plus change in backlog and profit before tax

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("PBT"), as defined in the Synopsys Agreement, and the price per share will be calculated using both metrics. The final price per share will be the price determined by revenue plus the change in backlog or the price determined by PBT, whichever is lower, except that if the price determined by PBT is lower than the price determined by revenue plus the change in backlog but the same or higher than the price determined by revenue without regard to backlog, the final price will be determined by revenue plus the change in backlog.

         17. The closing of the IKOS-Synopsys Merger is currently scheduled for August 2002. Upon closing of the IKOS-Synopsys Merger, IKOS stockholders will receive shares of Synopsys common stock, with the ratio determined by dividing the purchase price per share by the average closing price of Synopsys stock during the ten trading-day period ending on the fifth trading day prior to the closing date. IKOS stock options will be assumed by Synopsys at the same exchange ratio. The IKOS-Synopsys Merger will be accounted for as a purchase transaction.

         18. The IKOS-Synopsys Merger is subject to numerous unusual and onerous closing conditions which if not met would relieve Synopsys of its obligations under the Synopsys Agreement. For example, one closing condition is that IKOS achieve revenue of at least $50 million and losses before tax not exceeding $10 million during the 12-month period ending June 30, 2002 (the "Financial Performance Condition"). Another closing condition is that certain key employees of IKOS accept employment with and/or enter into certain employment agreements with Synopsys (the "Employee Condition").

         19. Not only are these closing conditions unusual, but also they are onerous given that IKOS has limited control with respect to whether these conditions are satisfied. Indeed, while IKOS has some control with respect to the Financial Performance Condition, the achievement of this

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condition is dependent greatly on external and non-controllable factors such as general market conditions and industry cycles. Given the poor market conditions that currently exist, it is quite possible that the Financial Performance Condition will not be met. The other condition described in the preceding paragraph, the Employee Condition, is even more onerous because IKOS has no control whatsoever with respect to whether it is satisfied. By contrast, Synopsys has significant control over whether these two conditions are met. In other words, Synopsys has significant control over the very closing conditions that will determine whether Synopsys has any obligation under the Synopsys Agreement to consummate the IKOS-Synopsys Merger. Hence, Synopsys' obligations under the Synopsys Agreement are illusory. As one stock analyst has correctly noted, not only is there no certainty that the IKOS-Synopsys Merger will close, but also the Synopsys Agreement effectively provides Synopsys an "option" to acquire IKOS if it so chooses at a later time.

20. The market reaction to the proposed no-premium IKOS-Synopsys Merger was hardly inspired, pushing the stock price of IKOS down. On June 29, 2001, the last trading day before the announcement of the IKOS-Synopsys Merger, the common stock of IKOS closed at $7.36. Although both IKOS and Synopsys have touted expected synergies of the IKOS-Synopsys Merger, it is apparent that the market has not recognized any incremental value in the current share price of IKOS. In fact, the average closing price of IKOS stock for the thirty most recent trading days is $5.87, which is well below the pre-announcement price of $7.36. Moreover, this lackluster performance in IKOS' stock price occurred despite Mentor being an active and large purchaser of IKOS common stock following the announcement of the IKOS-Synopsys Merger.

         B. MENTOR'S REPEATED ATTEMPTS TO INFORM THE IKOS DIRECTORS REGARDING ITS DESIRE TO MAKE A SUPERIOR MERGER PROPOSAL.

         21. Prior to the announcement of the IKOS-Synopsys Merger on July 2, 2001, Mentor repeatedly advised IKOS' representatives that Mentor was interested in making a merger proposal to allow Mentor to acquire IKOS. Notwithstanding their knowledge of Mentor's interest in acquiring IKOS, the IKOS Directors entered into an unlawful Synopsys Agreement that is intended to preclude the IKOS stockholders from receiving the benefits of a Mentor merger proposal. The conduct of the IKOS Directors not only represents a gross dereliction of their responsibility to make informed decisions but also is detrimental to the IKOS stockholders and violates their fiduciary duties. By virtue of these breaches of fiduciary duty, IKOS stockholders have been deprived of the opportunity to consider, vote on, and accept the Mentor Merger Proposal.

                  1. IKOS' INCONSISTENT REACTIONS TO MENTOR'S OVERTURES.

         22. As part of Mentor's continuous evaluation of its businesses and plans, Mentor considers a variety of strategic options and transactions. As part of this process, Mentor has had discussions with IKOS from time to time concerning an acquisition of IKOS. In the late 1990s, IKOS or its financial advisors contacted Mentor on several occasions to discuss the possibility of Mentor acquiring IKOS. These discussions between Mentor and IKOS and its financial advisors did not result in any proposal by Mentor to acquire IKOS.

         23. In late 1999, an investment banker representing IKOS contacted Dennis Weldon, Treasurer of Mentor, concerning the possibility of an acquisition of IKOS by Mentor. After internal discussions at Mentor, Mr. Weldon informed the investment banker that Mentor was not interested in pursuing an acquisition at that time.

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         24. On May 10, 2000, at IKOS' request, Ramon Nunez, Chief Executive
Officer of IKOS, and Larry Melling, Vice President of Business Development and Strategic Marketing of IKOS, met with Gregory Hinckley, who is now the President and Chief Operating Officer of Mentor, in San Jose, California, to discuss the possibility of Mentor acquiring IKOS. They agreed to discuss the matter further at the Design Automation Conference in June 2000.

         25. On June 7, 2000, at the Design Automation Conference in Los Angeles, California, Dr. Walden Rhines, who is now the Chairman of the Board of Directors and Chief Executive Officer, Mr. Hinckley and other representatives of Mentor had conversations with Mr. Nunez and Robert Hum, Senior Vice President of Product Operations of IKOS, regarding the differences between Mentor's and IKOS' emulation products and the production costs of such products, in the context of a potential acquisition of IKOS by Mentor. The parties agreed to discuss this matter further in the future.

         26. Following the June 7, 2000 meeting, an independent technology consultant to Mentor met with a representative of IKOS at IKOS' principal offices in San Jose, California to evaluate IKOS' emulation products. To provide a context for further detailed discussions, Mentor and IKOS entered into a confidentiality and standstill agreement on June 16, 2000 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, Mentor agreed, among other things, that it would not for a period of six months from the date of the Confidentiality Agreement acquire any securities of IKOS, engage in an extraordinary business transaction with IKOS, or engage in soliciting proxies from IKOS stockholders without prior approval of the IKOS board of directors (the "Standstill Provision"). The Standstill Provision, by its own terms, expired in December 2000.



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         27. In late June 2000, Mr. Nunez contacted Mr. Hinckley to discuss a potential future meeting between representatives of Mentor and IKOS. Subsequently, Mr. Nunez stated that he wished to schedule a meeting with Mentor in July 2000.

         28. On July 6, 2000, Dr. Rhines, Mr. Hinckley, Mr. Weldon and other representatives of Mentor met with Mr. Nunez, Mr. Hum and Mr. Melling, in Paris, France to discuss the operations of the companies' businesses, the integration of the companies' product lines and the joint marketing of the companies' products, in the event that Mentor acquired IKOS. During this meeting, Mr. Hinckley informed Mr. Nunez that, before Mentor could reach any decision on its desire to acquire IKOS, Mentor needed to hire a general manager for its emulation division and allow the new manager sufficient time to evaluate the needs of the emulation division. Mentor's emulation division is Mentor's business that most closely complements IKOS' business.

         29. After subsequent internal meetings at Mentor and in light of his earlier comments concerning the hiring of a general manager for Mentor's emulation division, Mr. Hinckley in separate telephone conversations confirmed to Mr. Nunez and Mr. Melling that Mentor would not be able to continue discussions until a new general manager, who had not yet been hired, completed an evaluation of Mentor's emulation division. Mr. Nunez responded that IKOS would continue the process of exploring a business combination with other parties. As a result, these discussions ended on July 27, 2000 without reaching any agreement concerning an acquisition of IKOS by Mentor. Although the discussions regarding an acquisition of IKOS by Mentor ended on July 27, 2000, Mentor and IKOS agreed to hold discussions regarding other types of business relationships.

         30. On August 3, 2000, Mr. Nunez and Joseph Rockom, Chief Financial Officer, Vice President of Finance and Administration and Secretary of IKOS, and Mr. Weldon discussed the


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possibility of an original equipment manufacturing agreement. These discussions ended without reaching any agreement, and there were no further such discussions concerning other types of business relationships.

         31. On November 9, 2000, Mr. Hinckley met Mr. Nunez and Gerald Casilli, Chairman of the Board of Directors of IKOS, to discuss the possibility of an introductory meeting between IKOS and Eric Selosse, whom Mentor had hired in October 2000 to be the general manager of Mentor's emulation division. On December 5, 2000, Mr. Selosse met with Mr. Nunez and another representative of IKOS and held a general discussion concerning the emulation industry and IKOS' product lines as well as the possible acquisition of IKOS by Mentor. These discussions ended without any agreement regarding an acquisition of IKOS by Mentor.

         32. On April 13, 2001, Mr. Weldon contacted Mr. Nunez to request a meeting to discuss a possible acquisition of IKOS by Mentor. On April 17, 2001, Mr. Selosse met with Mr. Nunez to discuss a possible acquisition of IKOS by Mentor. Mr. Weldon attended by telephone. While Mr. Nunez expressed interest in a possible acquisition, he stated that IKOS had engaged Needham & Company as IKOS' financial advisor as a result of having received expressions of interest from other companies. Mr. Weldon told Mr. Nunez that Mentor would contact IKOS within approximately two weeks.

         33. During April 2001, Mr. Rockom left a voice mail message for Dean Freed, Vice President, General Counsel and Secretary of Mentor, inquiring about the possibility of a new confidentiality and standstill agreement that would pertain to the April 2001 discussions regarding a potential acquisition of IKOS by Mentor. Mr. Rockom also called Mr. Weldon concerning the possibility of entering into a new confidentiality and standstill agreement. Although no new


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confidentiality and standstill agreement had been entered into, Mr. Rockom nevertheless volunteered to furnish Mr. Weldon with certain of IKOS' projections. Shortly thereafter, Mr. Rockom e-mailed Mr. Weldon projections prepared by IKOS for the third and fourth fiscal quarter of 2001 and 2002. After reviewing the projections, Mentor concluded that such projections were overly optimistic and therefore did not rely on them with respect to making any decisions regarding IKOS. Also during April 2001, to provide a basis for discussions regarding any new confidentiality and standstill agreement, Mr. Freed faxed the June 16, 2000 confidentiality agreement to Mr. Rockom. In a voice mail message and telephone conversation, Jan Robertson of Needham & Company ("Needham") informed Mr. Freed that the June 16, 2000 Confidentiality Agreement would not be acceptable to cover the contemporaneous discussions in light of IKOS' need for, among other things, new standstill and nonsolicitation periods. No new confidentiality and standstill agreement was entered into between IKOS and Mentor.

         34. In a voice mail message on April 26, 2001, Ms. Robertson stated that since IKOS had received multiple expressions of interest, IKOS was commencing a bid procedure with bids due on May 4, 2001. The demand that Mentor immediately deliver its proposal in connection with the purported "auction" process was the first in a series of defensive measures culminating in the Synopsys Agreement. In response, Mr. Weldon called Chad Keck, a managing director of Needham & Company, and left a voice mail message asking Mr. Keck to return his call. Mr. Keck called Mr. Weldon on April 29, 2001. In their conversation, Mr. Weldon told Mr. Keck that Mentor was very interested in negotiating an acquisition of IKOS, but would not participate in a blind bidding process.

         35. Given that the Synopsys Agreement was not executed until early July 2001, IKOS had no basis to impose an artificial deadline for the auction of May 4, 2001 and thereafter exclude




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Mentor from any negotiations regarding an acquisition proposal for IKOS. These actions by the IKOS Directors have denied and are continuing to deny IKOS stockholders the opportunity to receive the benefits of a Mentor merger proposal.

         36. Indeed, IKOS blatantly ignored repeated expressions of interest by Mentor in pursuing a negotiated acquisition after IKOS' self-imposed May 4, 2001, deadline. In May 2001, Bruce Alexander, a managing director of Needham called Mr. Hinckley. In a telephone conversation with Mr. Alexander, Mr. Hinckley expressed Mentor's continued interest in pursuing a negotiated acquisition with IKOS. In a meeting among Dr. Rhines, Mr. Hinckley, Mr. Weldon and Mr. Alexander on June 5, 2001, Mr. Hinckley informed Mr. Alexander that Mentor remained very interested in acquiring IKOS. Later in June 2001, Mr. Alexander called Mr. Hinckley, and Mr. Hinckley expressed Mentor's continued interest in acquiring IKOS.

         37. None of Mr. Hinckley's expressions of interest in May and June 2001 in acquiring IKOS resulted in any response from IKOS. Instead, IKOS continued ahead with its negotiations with Synopsys. In short, the Director Defendants conducted a defective sales process.

         38. In addition, other decisions by the IKOS Directors reveal improper motivations behind the IKOS Directors' decision to approve and recommend the IKOS-Synopsys Merger. For example, certain of the IKOS Directors and officers will be eligible to participate in a bonus plan of up to $7.5 million if, and only if, the IKOS-Synopsys Merger is consummated. Furthermore, many of these same IKOS Directors and officers have or will execute lucrative employment and/or severance agreements providing for, among other things, cash payments and accelerated vesting of their unvested option shares in case of the termination of their employment by Synopsys. Specifically, if the IKOS-Synopsys Merger closes in August 2002, each outside director of IKOS



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shall receive an additional option to purchase 6,000 shares of IKOS common stock. All of the unvested options held by outside directors of IKOS also will vest in full and become exercisable immediately prior to the IKOS-Synopsys Merger. Additionally, the executive officers of IKOS, with one exception, who are terminated without cause or terminate their own employment within two years of the closing of the IKOS-Synopsys Merger will have all of their former IKOS options become fully vested and accelerated in full. Thus, the IKOS Directors' motivation in approving and recommending the IKOS-Synopsys Merger was not based solely on what was in the best interest of the IKOS stockholders, but rather was based substantially on what was in the IKOS Directors' own self-interest.

         39. Indeed, in order to further their self-interest in an IKOS-Synopsys deal, the IKOS Directors improperly hired Needham to render a fairness opinion with respect to the IKOS-Synopsys Merger and made a significant portion of the Needham fee contingent upon the consummation of the IKOS-Synopsys Merger. IKOS has agreed to pay Needham an initial fee of $350,000 for rendering its fairness opinion in connection with the IKOS-Synopsys Merger. In addition, upon consummation of the IKOS-Synopsys Merger, Needham will receive a transaction fee equal to .75% of the aggregate purchase price up to $150 million paid in the IKOS-Synopsys Merger, plus 1.5% of the aggregate purchase price in excess of $150 million, subject to a minimum "success fee" of $750,000, against which only $200,000 of the initial fee would be credited. Thus, by creating an improper incentive for Needham to find the IKOS-Synopsys Merger to be fair, the IKOS Directors further breached their fiduciary duties.


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                  2. THE MENTOR MERGER PROPOSAL.

         40. On December 6, 2001, Mentor provided a letter to the IKOS Directors summarizing the Mentor Merger Proposal. The Mentor Merger Proposal contemplates the immediate acquisition of IKOS by Mentor and Purchaser at a price of $11.00 per share of IKOS common stock payable in cash. This acquisition would be accomplished by a first-step cash tender offer for all outstanding shares of IKOS common stock (the "Tender Offer"), followed by a second-step merger in which the remaining stockholders of IKOS would receive the same cash price per share paid in the Tender Offer. The Mentor Merger Proposal, which is based on publicly-available information and is not subject to any financing contingency, represents a premium of 37% over the closing price of IKOS shares, on December 6, 2001, and 49.5% over the closing price of IKOS stock on June 29, 2001, the day before the IKOS-Synopsys Merger was announced. The Mentor Merger Proposal also represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001.

         41. The Tender Offer is conditioned upon, in general terms, (i) there being validly tendered and not withdrawn prior to the expiration date of the Tender Offer a number of shares of common stock of IKOS, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the IKOS amended and restated rights agreement, dated January 22, 1999 (the "Rights Plan"), representing, together with the shares owned by Mentor, at least a majority of the total number of outstanding shares of Fresno on a fully diluted basis; (ii) the stockholders of IKOS not having approved the Synopsys Agreement;
(iii) the termination fee provisions of the Synopsys Agreement having been invalidated, or the obligation to pay any amounts pursuant to such provisions having been terminated, without any termination fee, or any portion thereof, having been paid by



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
IKOS or any of its affiliates pursuant to the Synopsys Agreement or otherwise.;
(iv) Mentor being satisfied that the Synopsys Agreement has been terminated; (v) the Rights having been redeemed by the IKOS Directors or Mentor being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Mentor Merger Proposal; (vi) Mentor being satisfied that the provisions of
Section 203 of the Delaware General Corporation Law ("Section 203") do not apply to or otherwise restrict the Mentor Merger Proposal; (vii) IKOS not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Mentor's ability to acquire IKOS or otherwise diminishing the expected economic value to Mentor of acquiring IKOS; and (viii) any waiting periods under applicable antitrust laws having expired or been terminated.

         C. THE SUPERIORITY OF THE MENTOR MERGER PROPOSAL.

         42. In the December 6, 2001 letter to IKOS, Mentor set forth some of the distinct advantages and specific strengths that would result from combining the two companies and which (in combination with the premium offered to the IKOS stockholders in the Mentor Merger Proposal) plainly render the Mentor Merger Proposal far superior to the IKOS-Synopsys Merger. These advantages and strengths include:

                  - a premium of 37% over the closing market price on December 6, 2001;

                  - a premium of 87% over the average closing price for the thirty days ended December 6, 2001;

                  - payment in cash promptly following completion of the Tender Offer;

                  - a closing date as early as 20 business days after launch of the Tender Offer with no risk as to acquiror stock performance; and

                  - minimal standard conditions to the consummation of a Tender Offer.



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
         43. These advantages become all the more apparent when compared to the IKOS-Synopsys Merger, which contains the following deleterious terms and conditions:

                  - a price of $6 - $20 depending on IKOS' uncertain financial performance for the twelve months ending June 2002;

                  - payment in Synopsys stock that is subject to the risk of Synopsys' stock performance;

                  - a closing date estimated for August 2002 -- over 13 months from the date of the announcement of the IKOS-Synopsys Merger; and

                  - no certainty of closing since the Synopsys Agreement is subject to numerous conditions based on IKOS' performance through June 2002.

         D. THE UNREASONABLE TERMS OF THE SYNOPSYS AGREEMENT.

         44. The Synopsys Agreement contains a number of noteworthy provisions, including an excessive termination fee, a no-shop provision and limitations on the conduct of IKOS' business, that reflect patent violations of the fiduciary duties owed by the IKOS Directors. These provisions are transparent efforts to protect a non-premium deal and to entrench IKOS' management at the expense of IKOS stockholders.

                  1. THE TERMINATION FEE.

         45. In general terms, under Section 8.3 of the Synopsys Agreement, the IKOS Directors may terminate the Synopsys Agreement if (i) IKOS receives a takeover proposal that is a superior proposal, (ii) IKOS has given written notification of the superior proposal to Synopsys, (iii) Synopsys has not made an offer that is at least as favorable as the superior proposal within five business days of the written notification, (iv) the IKOS Directors believe that the takeover proposal continues to be a superior proposal, and (v) IKOS prior to terminating the Synopsys Agreement pays a termination fee to Synopsys of $5.5 million (the "Termination Fee"). The Termination Fee is a blatant attempt to prevent the IKOS Directors from accepting a superior proposal even if the IKOS Directors conclude that accepting such proposal is in the best interests of IKOS stockholders. Moreover, the amount of the Termination Fee is unconscionable and not rationally related to any measure of damages that Synopsys might conceivably sustain in the event the IKOS-Synopsys Merger does not close, and has no purpose other than to excessively increase the cost of consummating a superior merger proposal and to entrench IKOS management. In the case of IKOS, the Termination Fee amounts to approximately 8.25 % of its equity value on June 29, 2001.

                  2. SYNOPSYS' CONTROL OVER IKOS

         46. The Synopsys Agreement also contains numerous restrictions on the authority of the IKOS Directors to manage the business and affairs of IKOS. Namely, the Synopsys Agreement includes, in general terms, prohibitions and/or restrictions on the IKOS board's authority to do any of the following prior to consummation of the IKOS-Synopsys Merger: (i) cause or permit any amendments to the IKOS charter; (ii) declare or pay any dividends; (iii) amend or change any existing stock option plans; (iv) enter into, violate, amend or otherwise modify any material contract; (v) issue, deliver, encumber or sell IKOS securities;
(vi) transfer or license any intellectual property of IKOS; (vii) enter into or amend any agreements pursuant to which an exclusive marketing or other exclusive right is granted; (viii) sell, lease, license or otherwise dispose of or encumber assets which in the aggregate have a value in excess of $5 million;
(ix) incur any indebtedness; (x) enter into any operating leases contemplating total payments over the life of the lease in excess of $250,000 for any individual lease or $3 million with respect to all leases in the aggregate; (xi) pay, discharge or satisfy an amount in excess of $1 million; (xii) make any capital expenditures, capital additions or capital improvements exceeding $2 million individually or $7.5 million in the aggregate; (xiii) materially reduce the amount or scope of any material insurance coverage; (xiv) terminate or waive any right to claim a substantial value under certain contracts; (xv) adopt or amend any employee benefit or stock purchase or option plans or increase the salaries or wage rates of employees except in connection with scheduled annual performance reviews; (xvi) enter into any employment contract other than an offer letter for at will employment; (xvii) grant any severance or termination pay to any director, officer or employee of IKOS; (xviii) commence certain lawsuits; (xix) acquire or agree to acquire any business entity or enter into any material strategic relationships or alliances; (xx) make or change any material election with respect to taxes or accounting methods relating to taxes;
(xxi) write down the value of inventory or write off notes or accounts receivable; and (xxii) make any change to its accounting methods, principles, assumptions, policies, procedures or practices (collectively, the "Operating Restrictions"). The fact that the Operating Restrictions will be in effect for more than one year before the potential closing of the IKOS-Synopsys Merger in August 2002 demonstrates their patent invalidity. By agreeing to the Operating Restrictions for an extended period of time, the IKOS Directors impermissibly abdicated their statutory and fiduciary duties to manage IKOS.

                  3. THE NO-SHOP PROVISION.

         47. After the Synopsys Agreement is adopted by the IKOS stockholders,
Section 5.2 of the Synopsys Agreement generally restrains IKOS and each of its subsidiaries, their directors, officers, agents, representatives and advisors from directly or indirectly soliciting, initiating or encouraging (whether by furnishing information or otherwise), or taking any other action designed to facilitate an alternative merger proposal unless a superior proposal is received that would result in a transaction with a value of greater than $24.70 per share of IKOS common stock (the "No-Shop

Provision"). On December 6, 2001, the IKOS common stock closed at a $8.05 a share. Thus, at yesterday's closing market price, Mentor (or any other entity) could be required after IKOS stockholder approval of the Merger to submit a proposal offering IKOS stockholders a premium of at least $16.65 or 207%. Moreover, approximately eight months from now -- the expected time for the closing of the IKOS-Synopsys Merger -- Mentor would potentially be required to pay an even higher premium if the market price of IKOS shares fluctuates downward.

         48. Such a defensive provision is excessive under Delaware law. Indeed, the excessive trigger price for the exception to the No-Shop Provision is designed to preclude Mentor (or any other entity) from successfully pursuing a superior merger with IKOS once the IKOS stockholders have been coerced into voting for the Synopsys Agreement. The operation of the No-Shop Provision during the many months after IKOS stockholder approval of the Merger and prior to the potential Merger closing is patently unreasonable in light of the highly contingent undertaking by Synopsys to even proceed with the Merger. Furthermore, the IKOS Directors' acceptance of a $24.70 floor for an alternative merger proposal is particularly inappropriate in light of the possibility that IKOS stockholders could receive as low as $6 and only a maximum of $20 per IKOS share.

         49. As a consequence of the Termination Fee, the Operating Restrictions and the No- Shop Provision, the IKOS Directors effectively are precluded from considering superior offers or proposals and are restrained from acting in the best interests of IKOS stockholders during the many months between IKOS stockholder approval of the Synopsys Agreement and the anticipated closing of the IKOS-Synopsys Merger. Although the Synopsys Agreement contains a provision which would allow the IKOS Directors to terminate the Synopsys Agreement in order to fulfill their fiduciary duties, the exception to the No-Shop Provision is illusory because the Termination Fee imposes an exorbitant penalty, which is unreasonable with respect to both the amount and timing of the payment, that effectively precludes IKOS from terminating the Synopsys Agreement. Furthermore, following IKOS stockholder approval of the Merger, the $24.70 floor price for a competing merger proposal effectively precludes the IKOS stockholders from receiving a superior bid even if IKOS' short-term performance over the next year indicates that Synopsys will pay the IKOS stockholders any amount in the $6-$20 price range established in the Synopsys Agreement.

      50. In short, following IKOS stockholder approval of the Synopsys Agreement, the IKOS Directors have voluntarily tied their own hands over an extended period of time with respect to (i) managing the business and affairs of IKOS; (ii) promoting the interests of IKOS stockholders with respect to third party proposals for IKOS; (iii) agreeing not to solicit, encourage, or facilitate inquiries for information by third parties and not to participate in discussions with respect to any other proposals except under the untenable circumstances provided for by the No-Shop Provision; and (iv) agreeing to the grossly excessive Termination Fee. The Director Defendants should not be allowed to hide behind unreasonable provisions in the Synopsys Agreement as justification for their refusal to protect and promote the interests of IKOS stockholders or to allow the IKOS stockholders to consider a far superior proposal.

      E.    THE RIGHT OF IKOS STOCKHOLDERS TO CALL A SPECIAL MEETING.

      51. Under the IKOS bylaws, a special meeting of the IKOS stockholders may be called by the holders of not less than 10% of all of the shares entitled to cast votes at the meeting. Under IKOS' certificate of incorporation and bylaws, the directors of IKOS may be removed without cause upon the majority vote of all of the shares entitled to vote generally in the election of directors. Depending upon the response of IKOS and the Director Defendants to the Mentor Merger Proposal,

Purchaser, in connection with the Mentor Merger Proposal, may solicit proxies to call a special meeting of IKOS stockholders to consider the removal of the current IKOS directors and the election of directors nominated by Purchaser. Purchaser may also solicit proxies with respect to such matters and with respect to the Synopsys Agreement. In furtherance of these possible solicitation of proxies, Purchaser on December 7, 2001 is formally demanding that IKOS produce a list of its stockholders and related stocklist materials.

      52. Plaintiffs believe that IKOS may seek to impose a constrained interpretation of the current bylaws or purport to amend the bylaws in order to impede the ability of plaintiffs to call a special meeting, delay any such special meeting or frustrate the ability of IKOS stockholders to exercise their voting rights. Any amendments to IKOS' bylaws or other manipulations of corporate machinery having the effect of hindering the ability of IKOS stockholders to exercise their rights as they currently exist would serve no legitimate purpose and would clearly constitute unlawful entrenchment by the Director Defendants in violation of their fiduciary duties under Delaware law.

      F. MENTOR AND THE IKOS STOCKHOLDERS WILL SUFFER IRREPARABLE HARM IF THE IKOS-SYNOPSYS MERGER IS NOT ENJOINED.

      53. Plaintiff seeks temporary, preliminary and permanent injunctive relief preventing the implementation of the provisions in the Synopsys Agreement discussed above.

      54. The terms of the Synopsys Agreement effectively prohibit the IKOS Directors from considering and negotiating alternative proposals as a result of the purported obligation to pay a draconian Termination Fee of $5.5 million upon terminating the Synopsys Agreement to pursue a superior proposal, as well as the pernicious No-Shop Provision. The IKOS Directors are thereby precluded from complying with their fiduciary duties to inform themselves regarding alternative merger proposals and to act in the best interests of the IKOS stockholders.

      55. The Mentor Merger Proposal is non-coercive and nondiscriminatory and represents a substantial premium over the market price of the IKOS common stock at the time the Mentor Merger Proposal was made. The Mentor Merger Proposal does not pose a threat to IKOS' corporate policies or effectiveness. By agreeing to the Termination Fee, the Operating Restrictions and the No Shop Provision in the Synopsys Agreement, the Director Defendants have adopted unreasonable and disproportionate measures in breach of their fiduciary obligations to the IKOS stockholders. Moreover, these provisions improperly limit the freedom of the IKOS Directors to make decisions on management policy and otherwise discharge their fiduciary obligations by, among other things, preventing the IKOS Directors from exploring alternative proposals that would be superior to the IKOS-Synopsys Merger and terminating the Synopsys Agreement to pursue a superior merger proposal. As a result, plaintiffs and other IKOS stockholders will suffer irreparable harm unless the defendants are enjoined from enforcing these egregious and unlawful provisions in the Synopsys Agreement and from submitting the Synopsys Agreement to IKOS stockholders for their approval.

      56. Moreover, Mentor, as a potential party to a merger with IKOS, will be deprived of the unique opportunity to enter into a business combination that would provide it with substantial benefits.

      57. The resulting injury to Mentor will not be compensable in money damages and plaintiffs, as well as other IKOS stockholders, have no adequate remedy at law.

                                     COUNT I
       (BREACH OF FIDUCIARY DUTY: THE SYNOPSYS AGREEMENT VIOLATES UNITRIN)

      58. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      59. The Director Defendants owe the IKOS stockholders the highest duties of care, loyalty and good faith.

      60. In entering into the Synopsys Agreement, the Director Defendants adopted a preclusive and coercive defense to the purported threat they perceived from a potential business combination with any acquirer of IKOS other than Synopsys.

      61. The Synopsys Agreement is a disproportionate response to the purported threat the Director Defendants perceived from a potential business combination with or any acquirer of IKOS other than Synopsys that falls outside of the range of reasonableness.

      62.   Mentor and Purchaser have no adequate remedy at law.

                                    COUNT II
     (BREACH OF FIDUCIARY DUTY: THE SYNOPSYS AGREEMENT AND THE DUTY OF CARE)

      63. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      64. The Director Defendants owe the IKOS stockholders the highest duties of care, loyalty and good faith.

      65. In approving the Synopsys Agreement, including the draconian Termination Fee, the No-Shop Provision and the onerous Operating Restrictions, the Director Defendants failed to exercise due care and were grossly negligent.

      66. The Director Defendants failed to inform themselves about Mentor's potential interest in a superior transaction and instead willfully blinded themselves to the potential benefits of a business combination with Mentor.

      67. The Director Defendants also failed to understand, inform themselves about or consider fully the impact on the IKOS stockholders of the Termination Fee, the Operating Restrictions or the No-Shop Provision.

      68.   Mentor and Purchaser have no adequate remedy at law.

                                    COUNT III
         (BREACH OF FIDUCIARY DUTY: THE SYNOPSYS AGREEMENT VIOLATES QVC)

      69. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      70. The Director Defendants owe IKOS stockholders the highest duties of care, loyalty and good faith.

      71. In entering into the Synopsys Agreement, the Director Defendants abandoned IKOS' long-term business plan of remaining an independent entity, as evidenced by their agreement with Synopsys. The IKOS Directors have thereby triggered a duty to gather all information reasonably available about potential strategic alternatives and to obtain the transaction that offered the best value reasonably available to the stockholders.

      72. In entering into the Synopsys Agreement, the Director Defendants approved a transaction that will affect fundamentally the ownership interests of the IKOS stockholders. The resulting change in ownership interest is so significant as to trigger a duty to gather all information reasonably available about potential strategic alternatives and to obtain the transaction that offered the best value reasonably available to the stockholders.

      73. The Director Defendants failed to gather all information reasonably available about potential strategic alternatives for IKOS. The Director Defendants failed to explore fully a potential strategic combination with Mentor, despite knowing that Mentor was interested in a potential business combination. There is no justification for the Director Defendants' failure to explore a potential strategic combination with Mentor.

      74. The Director Defendants failed to obtain the transaction that offered the best value reasonably available to IKOS stockholders. The Mentor Merger Proposal proves that the IKOS- Synopsys Merger is not the transaction that offers the best value reasonably available to the IKOS stockholders. The Mentor Merger Proposal also demonstrates that negotiations on an even playing field would generate additional information reasonably available about potential strategic alternatives for IKOS and result in a transaction offering additional value for the IKOS stockholders.

      75.   Mentor and Purchaser have no adequate remedy at law.

                                    COUNT IV
             (THE SYNOPSYS AGREEMENT VIOLATES 8 DEL. C. SECTION 141)

      76. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      77. Under 8 Del. C. Section 141 ("Section 141"), the Director Defendants have an obligation to oversee, manage and direct the business and affairs of IKOS. In fulfilling this obligation, the Director Defendants owe the IKOS stockholders the highest duties of care, loyalty and good faith.

      78. The Synopsys Agreement, particularly the Termination Fee, the Operating Restrictions and the No-Shop Provision, prevents the IKOS Directors from completely discharging their fiduciary obligations to protect and promote the interest of IKOS and IKOS stockholders. The Synopsys Agreement violates
Section 141 by requiring the Defendant Directors to abdicate their responsibility to manage the business and affairs of IKOS and to exercise their best judgment on matters presented to the IKOS board of directors.

      79. The Synopsys Agreement therefore violates Section 141 and is ultra vires and void.

      80.   Mentor and Purchaser have no adequate remedy at law.

                                     COUNT V
                (BREACH OF FIDUCIARY DUTY: THE SYNOPSYS AGREEMENT
               IMPERMISSIBLY INTERFERES WITH THE STOCKHOLDER VOTE)

      81. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      82. The Director Defendants owe the IKOS stockholders the highest duties of care, loyalty and good faith.

      83. The Termination Fee coerces the IKOS stockholders into voting in favor of the IKOS-Synopsys Merger by imposing a $5.5 million penalty on IKOS for terminating the Synopsys Agreement to pursue a superior proposal.

      84. The IKOS Directors have not and cannot offer a compelling justification for interfering with the stockholder vote on the Merger.

      85.   Mentor and Purchaser have no adequate remedy at law.

                                    COUNT VI
              (THE SYNOPSYS AGREEMENT IS INVALID AND UNENFORCEABLE)

      86. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      87. The decision of the Director Defendants to enter into the Synopsys Agreement, including the Termination Fee, the Operating Restrictions and the No-Shop Provision, constituted a breach of the IKOS Directors' fiduciary duties to IKOS and its stockholders. Moreover, the Termination Fee, the Operating Restrictions and the No-Shop Provision act to limit the exercise by the Director Defendants of their fiduciary duties.

      88. Therefore, the Synopsys Agreement, including the Termination Fee, the Operating Restrictions and the No-Shop Provision, is invalid and unenforceable under Delaware law.

      89.   Mentor and Purchaser have no adequate remedy at law.

                                    COUNT VII
                   (BREACH OF FIDUCIARY DUTY: THE RIGHTS PLAN)

      90. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      91. The Director Defendants owe IKOS stockholders the highest duties of care, loyalty and good faith.

      92. The Rights Plan is designed to thwart any acquisition of IKOS that does not have the approval of the IKOS Directors. Indeed, the Rights Plan provides the IKOS Directors with the power to prevent summarily the consummation of the all-cash, all-shares, non-coercive, non-discriminatory Tender Offer. In light of the superior value offered to IKOS stockholders by the Tender Offer and the Mentor Merger Proposal, there is no legitimate reason for the IKOS Board to retain the Rights Plan. The Director Defendants' presumptive failure to redeem the Rights or to render the Rights Plan inapplicable to the Mentor Merger Proposal deprives Mentor's stockholders of the right to maximize their wealth by selling their IKOS shares at the premium price offered by the Mentor Merger Proposal.

      93. The Director Defendants' presumptive failure to redeem the Rights or to render the Rights Plan inapplicable to the Mentor Merger Proposal has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Mentor Merger Proposal, which pose no threat to the interests of IKOS stockholders or to IKOS' corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to IKOS stockholders under applicable Delaware law.

      94.   Mentor and Purchaser have no adequate remedy at law.

                                   COUNT VIII
                     (BREACH OF FIDUCIARY DUTY: SECTION 203)

      95. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      96. The Director Defendants owe IKOS stockholders the highest duties of care, loyalty and good faith.

      97. The Director Defendants are empowered by Section 203 to render the statute inapplicable to the Mentor Merger Proposal by approving the Tender Offer.

      98. In light of the superior value offered to IKOS stockholders by the Mentor Merger Proposal, there is no legitimate reason for the IKOS Directors to fail to approve the Tender Offer or to fail to take any other steps necessary to render Section 203 inapplicable to the Mentor Merger

Proposal. Such failures only have the effect of withholding from IKOS stockholders the right to maximize value by selling their IKOS shares at the premium price offered by the Mentor Merger Proposal.

      99. The Director Defendants' presumptive failure to approve the Mentor Merger Proposal or otherwise render Section 203 inapplicable to the Mentor Merger Proposal have no economic justification, serve no legitimate purpose, and are not reasonable responses to the Mentor Merger Proposal, which poses no threat to the interests of IKOS stockholders or to IKOS' corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to IKOS stockholders under applicable Delaware law.

      100.  Mentor and Purchaser have no adequate remedy at law.

                                    COUNT IX
                 (AIDING AND ABETTING BREACH OF FIDUCIARY DUTY)

      101. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      102. The Director Defendants owe IKOS stockholders the highest duties of care, loyalty and good faith.

      103. Synopsys has aided and abetted the Director Defendants in the breach of their fiduciary duties. As a direct participant in the IKOS-Synopsys Merger, Synopsys knew of, and in fact actively encouraged and participated in, the breach of fiduciary duties set forth herein. Synopsys induced the Director Defendants to breach their fiduciary duties in order to obtain the substantial financial benefits that the IKOS-Synopsys Merger would provide, at the expense of IKOS stockholders.

      104. Plaintiff seeks an injunction preventing Synopsys, its employees, agents and all persons acting on its behalf, from aiding and abetting the Director Defendants' breach of fiduciary duties to the IKOS stockholders, with respect to the Synopsys Agreement, the IKOS-Synopsys Merger and the Mentor Merger Proposal.

      105.  Mentor and Purchaser have no adequate remedy at law.

                                     COUNT X
    (DECLARATORY AND INJUNCTIVE RELIEF: THE RIGHT TO CALL A SPECIAL MEETING)

      106. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      107. The Director Defendants owe IKOS stockholders the highest duties of care, loyalty and good faith.

      108. Under the bylaws of IKOS, a special meeting of the IKOS stockholders may be called by the holders of not less than 10% of all of the shares entitled to cast votes at the meeting. Any action by IKOS to eliminate or hinder the procedure for or ability of its stockholders to request a call of a special meeting, or to affect the prescribed time period when the special meeting must be held, or to interfere with any efforts to call a special meeting, or to impede possible consideration by IKOS stockholders at the special meeting of removing the current IKOS directors and electing Mentor's and Purchaser's nominees to the IKOS board of directors would thwart the exercise of stockholder voting rights without compelling justification and would thereby cause irreparable harm.

      109.  Mentor and Purchaser have no adequate remedy at law.

                                    COUNT XI
       (DECLARATORY AND INJUNCTIVE RELIEF: THE CONFIDENTIALITY AGREEMENT)

      110. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      111. Mentor was not provided with any material, non-public information of IKOS during its discussions with IKOS in June and July 2000. In addition, the financial projections of IKOS that were provided to Mentor in April 2001 were rendered immaterial, unreliable, stale and worthless when IKOS stated publicly in July 2001 that it was revising its outlook. Specifically, on July 2, 2001, IKOS announced that it was revising its own outlook for performance downward for the very periods covered by the projections given to Mentor. This July 2, 2001 press release stated that "We expect that these customer and economic issues will continue to limit our visibility and impact our results for the fourth fiscal quarter."

      112. Plaintiffs did not begin to purchase or sell any IKOS securities until July 11, 2001. By July 11, 2001, the projections provided to Mentor in April 2001 were immaterial, unreliable, stale and worthless, especially in light of IKOS' July 2, 2001 announcement revising its outlook. Further, any information provided by IKOS during 2000 to Mentor had become immaterial, unreliable and stale as well. Hence, neither the actions taken by plaintiffs to date, including their purchases of IKOS stock, nor the actions that plaintiffs will take in connection with the Tender Offer, the Mentor Merger Proposal, or a possible call of a special meeting of IKOS stockholders will violate any continuing obligation that plaintiffs may have under the Confidentiality Agreement.

      113.  Mentor and Purchaser have no adequate remedy at law.

                                    COUNT XII
          (DECLARATORY AND INJUNCTIVE RELIEF: THE STANDSTILL PROVISION)

      114. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      115. The Tender Offer and the Mentor Merger Proposal comply and will comply with Mentor's rights under the Standstill Provision of the Confidentiality Agreement. Given that the Standstill Provision expired in December 2000, IKOS has no basis for relying on the Standstill Provision to impede or hinder the Tender Offer, the Mentor Merger Proposal or any possible call of a special meeting of IKOS stockholders by plaintiffs (including the possible solicitation of proxies in connection therewith).

      116.  Mentor and Purchaser have no adequate remedy at law.

      WHEREFORE, plaintiffs respectfully request that this Court enter an order:

            a. declaring that: (i) the failure to make good faith effort to obtain information about reasonable alternatives, such as the Mentor Merger Proposal, in order to make an informed decision about the IKOS-Synopsys Merger;
(ii) the agreement to the Termination Fee in the Synopsys Agreement; (iii) the agreement to the Operating Restrictions in the Synopsys Agreement; and (iv) the agreement to the No-Shop Provision in the Synopsys Agreement, constitute breaches of the Director Defendants' fiduciary duties which they owe to the IKOS stockholders;

            b. declaring that the failure: (i) adequately to consider the Mentor Merger Proposal; (ii) to determine that the Mentor Merger Proposal is in the best interests of the IKOS stockholders; and (iii) to submit the Mentor Merger Proposal to the IKOS stockholders constitute breaches of the Director Defendants' fiduciary duties;

            c. compelling defendants to consider the Mentor Merger Proposal and take all steps necessary to provide plaintiffs with a fair and equal opportunity to enter into a transaction with IKOS, including submitting the proposal to the IKOS stockholders;

            d. invalidating the No-Shop Provision, the Operating Restrictions and the Termination Fee in the Synopsys Agreement;

            e. temporarily, preliminarily and permanently enjoining IKOS, the Director Defendants, Synopsys, and their respective agents, employees, and anyone acting on their behalf, from effectuating or enforcing or taking any steps to effectuate or enforce the No-Shop Provision, the Operating Restrictions and the Termination Fee in the Synopsys Agreement;

            f. temporarily, preliminarily and permanently enjoining IKOS, the Director Defendants, Synopsys, and their respective agents, employees, and anyone acting on their behalf, from taking any further steps to proceed with the proposed IKOS-Synopsys Merger until the stockholders of IKOS have had an opportunity to consider the Mentor Merger Proposal;

            g. declaring that failure to redeem the Rights or to render the Rights inapplicable to the Tender Offer and the Mentor Merger Proposal or to approve the Tender Offer and the Mentor Merger Proposal would constitute a breach of the Director Defendants' fiduciary duties to IKOS stockholders under Delaware law;

            h. invalidating the Rights or compelling IKOS and its Director Defendants to redeem the Rights or to render the Rights Plan inapplicable to the Tender Offer and the Mentor Merger Proposal;

            i. declaring that the failure to approve the Tender Offer and the Mentor Merger Proposal for purposes of Section 203 would constitute a breach of the Director Defendants' fiduciary duties to the IKOS stockholders under Delaware law;

            j. compelling the Director Defendants to approve the Tender Offer and the Mentor Merger Proposal for purposes of Section 203;

            k. declaring that the adoption or exercise of any measures by IKOS, the Director Defendants, Synopsys, and their respective agents, employees, and anyone acting on their behalf, which have the effect of impeding, frustrating or interfering with the Tender Offer, the Mentor Merger Proposal or the possible call of a special meeting of IKOS stockholders by plaintiffs (including the possible solicitation of proxies in connection therewith) would constitute a breach of the Director Defendants' fiduciary duties under Delaware law;

            l. declaring that neither the actions taken by Mentor and Purchaser to date, including their purchases of IKOS stock, nor the actions that Mentor and Purchaser may take in connection with the Tender Offer, the Mentor Merger Proposal, or the possible call of a special meeting of IKOS stockholders by plaintiffs (including the possible solicitation of proxies in connection therewith) will violate any continuing obligation that Mentor and Purchaser may have under the Confidentiality Agreement;

            m. declaring that the Tender Offer, the Mentor Merger Proposal, and the possible call of a special meeting of IKOS stockholders by plaintiffs (including the possible solicitation of proxies in connection therewith) are consistent with Mentor's rights under the now expired Standstill Provision;

            n. temporarily, preliminarily and permanently enjoining the adoption or exercise of any measures by IKOS, the Director Defendants, Synopsys, and their respective agents, employees, and anyone acting on their behalf, which have the effect of impeding, frustrating or interfering with the Tender Offer, the Mentor Merger Proposal, or the possible call of a special meeting of IKOS stockholders by plaintiffs (including the possible solicitation of proxies in connection therewith);

            o. temporarily, preliminarily and permanently enjoining IKOS, the Director Defendants, Synopsys, and their respective agents, employees, and anyone acting on their behalf from taking any action to delay, impede, postpone or thwart the director removal, nomination and replacement rights, as well as the voting or other rights, of IKOS stockholders in connection with a possible call of a special meeting of IKOS stockholders by plaintiffs (including the possible solicitation of proxies in connection therewith) or otherwise;

            p. temporarily, preliminarily and permanently enjoining Synopsys and its agents, employees, and anyone acting on its behalf, from aiding and abetting the Director Defendants' breach of fiduciary duties to the IKOS stockholders;

            q. temporarily, preliminarily and permanently enjoining defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Synopsys Agreement, the Termination Fee, the No-Shop Provision, the Operating Restrictions, the Rights Plan, Section 203, the Confidentiality Agreement, or the possible call of a special meeting of IKOS stockholders by plaintiffs (including the possible solicitation of proxies in connection therewith) in any other court;

            r. granting damages for all incidental injuries suffered as a result of Defendants' unlawful conduct;

            s. awarding plaintiffs their costs and expenses, including attorneys' fees and experts' fees, incurred in this action; and

            t. granting plaintiffs such other and further relief as the Court deems just and proper.


                                           /s/ Kevin G. Abrams
                                           ------------------------------------
Of Counsel:                                Kevin G. Abrams
                                           Srinivas M. Raju
Marc W. Rappel                             Peter B. Ladig
Latham & Watkins                           Richards, Layton & Finger, P.A.
633 West Fifth Street, Suite 4000          One Rodney Square
Los Angeles, California 90071              P.O. Box 551
(213) 485-1234                             Wilmington, Delaware 19899
                                           (302) 651-7700
                                             Attorneys for Plaintiffs


Dated:   December 7, 2001

                                  VERIFICATION
                                  ------------


I, Dean Freed, having been duly sworn according to law, verifies as follows:


1. I am Vice President and General Counsel of the plaintiff Mentor Graphics Corporation, an Oregon corporation, with specific authority to make this verification on behalf of Mentor Graphics Corporation.


2. I am the Secretary of the plaintiff Fresno Corporation, a Delaware Corporation, with specific authority to make this verification on behalf of Fresno Corporation.


3. I have personally reviewed the attached Verified Complaint filed by the Plaintiffs in the Court of Chancery of the State of Delaware.


4. Insofar as the matters contained in the Verified Complaint concern the acts and deeds of the Plaintiffs, I know the allegations to be true and correct.

     5. Insofar as the matters contained in the Verified Complaint concern the acts and deeds of persons or entities other than the Plaintiffs, I believe the allegations to be true and correct.


Sworn to and subscribed before me                    Mentor Graphics Corporation
this 6th day of December, 2001

/s/ Michelle R. Anderson                             By: /s/ Dean Freed
------------------------                             ---------------------------
Notary Public for Oregon                             Name:  Dean Freed
                                                     Title: Vice President and
My Commission expires 6-26-2002                             General Counsel

OFFICIAL SEAL
MICHELLE R. ANDERSON
NOTARY PUBLIC-OREGON
COMMISSION NO. 313300
MY COMMISSION EXPIRES JUN 26, 2002


Sworn to and subscribed before me                    Fresno Corporation
this 6th day of December, 2001

/s/ Michelle R. Anderson                             By: /s/ Dean Freed
------------------------                             ---------------------------
Notary Public for Oregon                             Name:  Dean Freed
                                                     Title: Secretary
My Commission expires 6-26-2002

OFFICIAL SEAL
MICHELLE R. ANDERSON
NOTARY PUBLIC-OREGON
COMMISSION NO. 313300
MY COMMISSION EXPIRES JUN 26, 2002